EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

Dollars in millions	Nine Months Ended September 30, 2007		Year Ended December 31
			2006		2005		2004		2003		2002
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,668		$3,913		$1,962		$1,745		$1,600		$1,858
Add:
Distributed income of equity investees	98		20
Fixed charges and preferred stock dividends excluding interest on deposits	896		842		663		358		347		433
Less:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	73		33		20		10		32		37
Interest capitalized	2
Preferred stock dividend requirements	1		1		1		1		1		1

Earnings excluding interest on deposits	2,586		4,741		2,604		2,092		1,914		2,253
Interest on deposits	1,531		1,590		981		484		457		659

Total earnings	$4,117		$6,331		$3,585		$2,576		$2,371		$2,912

Fixed charges and preferred stock dividends
Interest on borrowed funds	$842		$777		$599		$298		$258		$315
Interest component of rentals	50		64		63		58		59		58
Amortization of notes and debentures	1						1		1		1
Interest capitalized	2
Distributions on mandatorily redeemable capital securities of subsidiary trusts									28		58
Preferred stock dividend requirements	1		1		1		1		1		1

Fixed charges and preferred stock dividends excluding interest on deposits	896		842		663		358		347		433
Interest on deposits	1,531		1,590		981		484		457		659

Total fixed charges and preferred stock dividends	$2,427		$2,432		$1,644		$842		$804		$1,092

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	2.89	x	5.63	x	3.93	x	5.84	x	5.52	x	5.20	x
Including interest on deposits	1.70		2.60		2.18		3.06		2.95		2.67